EA Series Trust
3803 West Chester Pike, Suite 150
Newtown Square, PA 19073

June 3, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	EA Series Trust (the “Trust”) TRIAD Total Return Income and Downside Protection ETF (the “Fund”) File Nos. 333-195493; 811-22961

To whom it may concern:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which were filed for the purpose of registering shares of the Fund as a new series of the Trust. No securities were sold in connection with the Amendments, and the Trust has determined not to proceed with the offering of this series at this time.

Post-Effective Amendment No.	Date Filed	Submission Type	Accession No.
577	1/27/2026	485APOS	0001592900-26-000275
603	4/10/2026	485BXT	0001592900-26-001587
607	5/7/2026	485BXT	0001592900-26-001985

If you have any questions regarding the enclosed, please do not hesitate to contact me at (614) 226-0139 or joshua.hinderliter@etfarchitect.com.

Sincerely,

/s/ Joshua J. Hinderliter
Joshua J. Hinderliter
Vice President